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VIA EDGAR & FAX

Michael Reedich

Special Counsel

Office of Health Care and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Corcept Therapeutics Incorporated

Registration Statement on Form S-1 (File No. 333-150232)

Filed April 14, 2008

Dear Mr. Reedich:

On behalf of our client Corcept Therapeutics Incorporated (the “Company” or “Corcept”), we are responding to the Staff comment in its letter dated April 28, 2008. For ease of reference, we have reprinted the comment in the Comment Letter (in bold) followed by the Company’s response thereto.

Form S-1

1.	We note that you are registering the sale of 9,976,159 shares. Given the nature and the size of the offering relative to the number of shares outstanding held by non-affiliates, it appears the offering is a primary offering. Because you do not appear to be eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). In that regard, it appears you should withdraw the current registration statement, and file a new registration statement related to the offering only after each put and issuance of stock to Kingsbridge.

If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

May 13, 2008

Corcept’s Response:

Since late 2006, the Staff has been providing informal guidance concerning the availability of Rule 415 and Form S-3 to smaller public companies seeking to register the resale of shares acquired in private investments in public equity or PIPEs.1 Specifically, the Staff is concerned that selling shareholders may be acting as underwriters and that the resale shelf is an indirect primary offering where a significant percentages, such as one-third of the public float, is sought to be registered for resale (hereinafter referred to as the “2007 Position”).

Historically, the Staff analyzed private equity lines of credit, such the Committed Equity Financing Facility (the “CEFF”) entered into between the Company and Kingsbridge Capital Limited (“Kingsbridge”), as indirect primary offerings.2 However, the Staff permitted smaller public companies, such as the Company, to register the resale of the securities in private equity lines of credit prior to the exercise of the puts of securities to the private equity line investor if three conditions were met: the private placement transaction is complete prior to filing the registration statement; the registration statement is on the form that the company is eligible to use for a primary offering; and the equity line investor(s) are identified as underwriter(s) as well as selling shareholders(s) (the “Historical Staff Position”).3

We respectfully submit that the 2007 Position should not be applied to equity lines of credit for smaller reporting companies, such as the Company. The Historical Staff Position not only represented an accommodation by the Staff to the capital formation needs of non S-3 qualified companies, but did not result in any abuse or loss of investor protection. Maintaining the Historical Staff Position on private equity lines of credit does not conflict with the Commission’s recently effective rules concerning smaller public companies.4 Rather, maintaining the Historical Staff Position fulfills the capital formation purpose of the 2007 Release, particularly in these times when smaller public companies are finding it difficult, if not impossible, to raise equity capital.5 The CEFF between the Company and Kingsbridge and the Registration Statement complies with the Historical Staff Position:

[1]

John W. White, Director, Division of Corporation Finance, United States Securities and Exchange Commission, The Promise of Transparency — Corporation Finance in 2007, available at http://www.sec.gov/news/speech/2007/spch022307jww.htm (February 23, 2007).

[2]	See Current Issues and Rulemaking Projects Quarterly Update (March 31, 2001), Equity Line Financings (available at www.sec.gov/divisions/corpfin/guidance/ci033101ex_ sas.htm).

[3]

Id. For examples of private equity line financings with Kingsbridge which were registered on Form S-1, see Somanetics Corporation (filed March 24, 2000; File No. 333-33262) and Sonic Solutions (filed July 20, 2000; File No. 333-41796)

[4]

Release No. 33-8878, Revisions to the Eligibility Requirements for Primary Securities Offerings on Form S-3 and Form F-3 (Dec. 19, 2007), 72 Federal Register 247 at 73534 (Dec. 27, 2007) (the “2007 Release”).

May 13, 2008

•

Kingsbridge is irrevocably bound to purchase all securities put to Kingsbridge by the Company pursuant to the CEFF, subject only to bring-downs of representations and warranties, confirmation of no material adverse changes affecting the Company, and the absence of breaches by the Company of certain covenants contained in the CEFF documentation that are within the Company’s control.

•	The Company filed the Registration Statement on Form S-1, the form the Company is eligible to use for primary offerings.

•	Kingsbridge is named as an underwriter both on the cover page to the prospectus included in the Registration Statement and in the “Plan of Distribution” section of the Registration Statement.

Kingsbridge has advised us that it would not enter into private equity lines of credit with other smaller reporting companies if those companies cannot file resale registration statements prior to the exercise of a put. Therefore, requiring smaller reporting companies with equity lines of credit to file resale registration statements only after the exercise of a put and the issuance of stock will result in the loss of this financing alternative to companies not eligible to conduct primary offerings on Form S-3.

Staff concern with resale registration statements for PIPEs does not raise the same concerns with respect to a registration statement for an equity line of credit such as the CEFF, in particular. First, as discussed in more detail below, Kingsbridge is not an affiliate of the Company. Second, even though the aggregate number of shares subject to the CEFF is large relative to the Company’s outstanding public float (approximately 86% as of the date of this letter), the number of shares issuable in any particular put under the CEFF is limited to a much smaller amount. More importantly, the amount being registered is only one factor in the Staff’s analysis. While the amount being registered (86% of float) exceeds the (33% of float) benchmark of the Staff’s position, we respectfully submit that that factor is outweighed by the other applicable facts and circumstances.

[5]

A private equity line can provide a much-needed alternative source of capital for smaller public companies, particularly when there is significant illiquidity in the broader capital markets as is currently the case. Because the investor in an equity line of credit commits to purchase stock upon signing, an equity line of credit provides a company with more flexibility to sell stock when market conditions are most favorable and with more certainty that capital will be available when needed. An equity line of credit also provides significant assurance that financings can be completed, which greatly aids smaller reporting companies, such as the Company, in budgeting for expenditures such as clinical trials and drug development initiatives.

May 13, 2008

Kingsbridge is not an Affiliate of Corcept

Although the number of shares of the Company’s common stock subject to the CEFF is approximately 19.9% of the Company’s outstanding common stock, Kingsbridge does not beneficially own these shares within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934. Prior to the exercise by the Company of a put under the CEFF, Kingsbridge does not have the right to acquire, dispose of6 or vote the shares of common stock subject to the CEFF.7

The Company and Kingsbridge have represented to us that there are no contractual or other relationships between the Company and Kingsbridge pursuant to which Kingsbridge can exercise any control over the management or board of directors of the Company, other than the documentation in connection with the CEFF. Moreover, Kingsbridge has no right to name any director of the Company’s board of directors nor does it have any ability to direct or cause the direction of the Company’s management or policies within the meaning of Rule 405 under the Securities Act of 1933 by means of the CEFF or otherwise.

Based on the foregoing facts and circumstances, it is our opinion that Kingsbridge is not an affiliate of the Company within the meaning of Rule 405 under the Securities Act. Stroock & Stroock & Lavan LLP, counsel to Kingsbridge, is of the same opinion.

Shares Issuable under CEFF

Pursuant to the CEFF, the Company may put a specified dollar value of its common stock to Kingsbridge over eight trading-day pricing periods, with a minimum of seven trading days between pricing periods. On each trading day of a pricing period, Kingsbridge is obligated to purchase one-eighth of the specified dollar value of common stock at a purchase price equal to a discount to the volume-weighted average price (“VWAP”) of the common stock on such trading day. The maximum dollar value of each put of common stock to Kingsbridge under the CEFF is

[6]

In Section 5.6 of the Common Stock Purchase Agreement between the Company and Kingsbridge, Kingsbridge covenants that neither Kingsbridge, nor any of its affiliates nor any entity managed or controlled by Kingsbridge will, or cause or assist any person to, enter into or execute any short sale of any securities of the Company.

[7]

The Company and Kingsbridge have represented to us that, in addition to the shares of the Company’s common stock issuable in connection with the CEFF, Kingsbridge does not beneficially own any other shares of the Company’s common stock. Kingsbridge owns a warrant to purchase up to 330,000 shares of the Company’s common stock (the “Warrant”) that was issued in connection with the CEFF. The Warrant becomes fully exercisable beginning September 25, 2008 and for a period of five years thereafter. The exercise price of the Warrant is $3.525 per share and is subject only to traditional anti-dilution adjustments. Since the Warrant is not exercisable within 60 days, Kingsbridge does not have beneficial ownership of the shares underlying the Warrant under Rule 13d-3(d)(1)(i) of the Exchange Act.

May 13, 2008

limited to 1.25% of the Company’s market capitalization (which is equal to the total number of shares outstanding multiplied by the closing sales price) at the time of the initiation of the put, or, at the Company’s option, an amount equal to the lesser of (a) 2.5% of Company’s market capitalization at the time of the initiation of the put, and (b) 50% of the Company’s average trading volume over a 20-day period multiplied by the closing sales price multiplied by the number of trading days in the pricing period. Notwithstanding the foregoing, in no event can the maximum draw down amount exceed $10 million per put. Settlement of the first half of each put occurs on or prior to the sixth trading day of a pricing period and settlement of the second half of each put occurs on or prior to the second trading day after the expiration of the pricing period. As of May 9, 2008, the maximum amount that the Company can put to Kingsbridge during a pricing period would be equal to approximately $1.2 million, or only 5.2% of the approximately $23.4 million aggregate market value of the Company’s common stock held by non-affiliates. Under no circumstances would the exercise by the Company of a put right result in Kingsbridge being able to resale more than approximately 10.4% of the public float (2.5% of the Company’s market capitalization), which is far below the 33% standard of the 2007 Staff Position.

In addition, the registration rights agreement contemplates the filing on only one registration statement. Section 1.1(g) that provides that if the original registration statement fails to register all of the registrable securities, the Company will agree with Kingsbridge on a mutually agreeable timetable to file additional registration statements in order to effectuate the purchase agreement. What is key, however, is that no put can occur unless there is already an effective shelf registration statement pursuant to Section 7.4 of the purchase agreement related to the CEFF. It is therefore not possible to file the registration statement “after each put and issuance of stock to Kingsbridge” as the comment would require, because there can be no put or issuance without the registration statement, thus making compliance with the comment a chicken and egg dilemma resulting in impossibility to consummate the CEFF as agreed to by the parties.

Private equity lines of credit such as the CEFF are also distinguishable from PIPEs resale registration statements in that only a limited number of the total number of shares available for sale under a private equity line registration statement will be available for sale at any given time, whereas the entire amount registered under a PIPEs resale registration statement would be available for sale at all times. That fact alone, i.e. the substantial overhang posed by the ability to sell into a trading market a substantial percentage of shares at one time, distinguishes the equity line of credit from the 2007 Staff Position.

Equity lines of credit are used by smaller public companies particularly during difficult times, such as now, to meet the capital needs for their businesses. They also enable smaller reporting companies to continue as a going concern and avoid a qualified auditor’s opinion. The provider of an equity line of credit is an underwriter, but not an affiliate under these circumstances. The provisions of an equity line of credit agreement, like the CEFF, are intended to protect a trading market from the types of abuses the 2007 Staff Position is also intended to prevent. Ironically, the same provisions that enable the equity line to dribble shares out to a trading market enable the registration statement to exceed the 33% of float under the 2007 Staff Position. We respectfully submit that the Historical Staff Position is consistent with the capital

May 13, 2008

formation spirit of the 2007 Release8 and that the CEFF does not present the abuse the 2007 Staff Position was intended to address. Consequently, we respectfully request the Staff to reconsider the comment.

Please call the undersigned at (202) 267-2242 to discuss this response.

Very truly yours,

/s/ John J. Huber
John J. Huber
of LATHAM & WATKINS LLP

cc:	Song P. Brandon, Securities and Exchange Commission

Joseph K. Belanoff, Corcept Therapeutics Incorporated

Alan C. Mendelson, Latham & Watkins LLP

Keith Benson, Latham & Watkins LLP

Keith M. Andruschak, Stroock & Stroock & Lavan LLP

[8]

In discussing the 30% cap on a smaller reporting company’s use of Form S-3, the 2007 Release states: “[A]ccordingly, an issuer that is temporarily prevented from utilizing Form S-3 for shelf offerings to raise capital would not be foreclosed from registering a primary offering on Form S-1 or in private placements.” 2007 Release at Section I.B.1. Given the Staff’s accommodation to S-1 filers under Rule 415 under the Historical Staff Position, we believe the 2007 Release supports continuation of that position in this situation.